UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Constellation Energy Group, Inc.
__________________________________________________________________________________
(Name of Issuer)

Common Stock, No Par Value
__________________________________________________________________________________
(Title of Class of Securities)

210371100
________________________________________________________________________________
(CUSIP Number)

Anne Le Lorier
Électricité de France International, S.A.
20, place de la Défense
92050 Paris la Défense Cedex
France
+33 1 40 42 70 32
________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2008
________________________________________________________________________________

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

Item 1. Security and Issuer.

The class of equity securities to which this Amendment No. 1 to Schedule 13D relates is the common stock, without par value (the "Common Stock"), of Constellation Energy Group, Inc., a Maryland corporation (the "Issuer" or "Constellation").  The address of the principal executive offices of the Issuer is 750 E. Pratt Street, Baltimore, Maryland 21202.

Item 4. Purpose of Transaction.

The second paragraph of Item 4 is hereby amended and restated in its entirety as follows:

EDFI evaluates its relationship with and investment in Constellation on an ongoing basis.  This evaluation has sometimes included discussions with Constellation with respect to whether to seek to expand EDFI's current relationship with Constellation through an increase in its ownership position, together with appropriate and necessary modifications to the Investor Agreement.  EDFI was negotiating with Constellation to provide an equity infusion in the form of non-voting securities as recently as Wednesday, September 17, 2008.  In the morning of Thursday, September 18, 2008, Constellation announced that MidAmerican Energy Holdings Company ("MidAmerican") had reached a tentative agreement to make a preferred stock investment in Constellation and to acquire Constellation.  In the early afternoon of Friday, September 19, 2008, EDFI, Kohlberg Kravis Roberts & Co. L.P. and TPG Capital, L.P. made a request to make a proposal (the "Proposal Request") to the board of directors of Constellation to the extent that the board of directors of Constellation was legally permitted to consider alternatives to the proposed acquisition by MidAmerican.  At approximately 5:00 p.m. (NY time) on Friday, September 19, 2008, MidAmerican announced that it had reached a definitive agreement to make a $1 billion preferred stock investment in Constellation and to acquire Constellation for $26.50 per share.

The terms of the Proposal Request submitted to the board of directors of Constellation included an immediate investment by Monday, September 22, 2008 of $1 billion through the purchase of non-voting preferred stock convertible into (i) 10.4% of Constellation voting equity and 5.6% of non-voting equity convertible into voting equity, and (ii) $750 million aggregate principal amount of 10% senior notes.  The other terms and conditions of the Proposal Request were either the same as or in the aggregate more favorable to Constellation than the terms and conditions of the preferred stock investment proposed by MidAmerican and announced by MidAmerican and Constellation on the morning of Thursday, September 18, 2008.  In addition, the Proposal Request offered the immediate commencement of negotiations of a merger agreement to acquire all of the outstanding capital stock of Constellation at a price of $35.00 per share and that such negotiations would be completed to permit execution of a definitive merger agreement by October 9, 2008.  The Constellation board of directors has not responded to the Proposal Request.

EDFI as a shareholder believes that the MidAmerican transaction does not provide adequate value to shareholders.  EDFI remains committed to pursuing opportunities in the US nuclear industry and is reviewing all of its options with respect to increasing the value of its investment in Constellation for itself and Constellation's other shareholders.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth herein is true, complete and correct.

Dated: September 22, 2008
ÉLECTRICITÉ DE FRANCE INTERNATIONAL, S.A.

/s/ Anne Le Lorier
	Name:	Anne Le Lorier
	Title:	DIRECTEUR GÉNÉRAL ADJOINT CORPORATE FINANCE - TRÉSORERIE